Filed pursuant to Rule 424(b)(3)
Registration No. 333-199129

SUPPLEMENT NO. 14
DATED DECEMBER 27, 2016
TO THE PROSPECTUS DATED APRIL 27, 2016
OF INLAND RESIDENTIAL PROPERTIES TRUST, INC.

This Supplement No. 14 supplements, and should be read in conjunction with, the prospectus of Inland Residential Properties Trust, Inc., dated April 27, 2016, as previously supplemented by Supplement No. 1 dated May 4, 2016, Supplement No. 2 dated May 24, 2016, Supplement No. 3 dated June 3, 2016, Supplement No. 4 dated July 6, 2016, Supplement No. 5 dated August 4, 2016, Supplement No. 6 dated August 9, 2016, Supplement No. 7 dated August 19, 2016, Supplement No. 8 dated September 2, 2016, Supplement No. 9 dated October 4, 2016, Supplement No. 10 dated October 27, 2016, Supplement No. 11 dated November 2, 2016, Supplement No. 12 dated November 10, 2016 and Supplement No. 13 dated December 5, 2016. Unless otherwise defined in this Supplement No. 14, capitalized terms used herein have the same meanings as set forth in the prospectus, as supplemented.

Prospectus Updates

Questions and Answers About the Offering

 The following disclosure replaces the corresponding disclosure captioned “Q: What competitive advantages does the Company achieve through its relationship with Inland?” on page 3 of the prospectus.

A: We believe our relationship with Inland provides us with many benefits, including:

•        Sponsor Experience – Inland has more than forty-five years of experience in acquiring and managing real estate assets. Inland has sponsored 707 programs, including 507 private and public limited partnerships, 193 Section 1031 exchange programs and seven non-listed REITs, as of September 30, 2016.

•	Experienced Acquisition Team – Inland Real Estate Acquisitions, Inc., or “IREA,” and other affiliates of IREIC assist us in identifying potential acquisition opportunities, negotiating contracts related thereto and acquiring real estate assets on our behalf. Since January 2006, the individuals performing services for these entities have closed over 1,800 transactions involving real estate with an aggregate purchase price of approximately $26.6 billion.
•	Experienced Management Team – Inland’s management team has substantial experience in all aspects of acquiring, owning, managing, operating and financing real estate, including multi-family properties. As of September 30, 2016, Inland entities cumulatively owned properties located in 43 states and managed assets with a value of approximately $8.8 billion.
•	Experienced Multi-family Acquirer and Manager – Since 1968, Inland has acquired and managed over 72,000 multi-family units for an aggregate purchase price of approximately $4.2 billion throughout the United States as of September 30, 2016. Currently, Inland owns and operates 52 multi-family properties throughout the United States. Mitchell Sabshon, our president and chief executive officer, has over 17 years of experience acquiring, financing and managing multi-family properties. Mr. Sabshon has been actively involved in financing and acquiring multi-family properties since 1991 at several firms, including Lehman Brothers, Goldman Sachs and GFI Capital.

•	Strong Multi-family Relationships – We believe that Inland’s extensive network of relationships with the real estate brokerage, development and investor communities enable us to successfully execute our strategies. These relationships augment our ability to identify acquisitions in off-market transactions outside of competitive marketing processes, capitalize on opportunities and capture repeat business and transaction activity. In addition, we believe that Inland’s strong multi-family relationships with the residential brokerage communities will aid in attracting and retaining tenants.

•	Centralized Resources – Substantially all of Inland’s skilled personnel, specializing in areas such as real estate management, leasing, marketing, accounting, human resources, cash management, risk management, tax and internal audit, are based at Inland’s corporate headquarters located in a suburb of Chicago.

See “Conflicts of Interest” for a discussion of certain risks and potential disadvantages of our relationship with Inland.

The following disclosure replaces the corresponding disclosure captioned “Q: If I buy shares, will I receive distributions and, if so, how often?” on page 9 of the prospectus.

A: We paid our initial cash distributions on December 1, 2015 and initial stock dividends on December 2, 2015, and we currently pay monthly distributions comprised of cash and stock to our stockholders of record of Class A Shares and Class T Shares. Our board of directors does not presently intend to declare dividends payable in additional shares on any class of our common stock after we pay the currently declared stock dividends on Class A Shares and Class T Shares through March 31, 2017, and there is no assurance that our board will declare dividends payable in additional shares in the future. The actual amount and timing of distributions is determined by our board of directors, in its discretion, based on its analysis of our actual and expected earnings, cash flow, capital expenditures and investments, as well as general financial conditions. We have paid cash distributions from offering proceeds and may continue to pay all or a substantial portion of our cash distributions from sources other than cash flow from operations, including an unlimited amount of borrowings and the net offering proceeds from this offering, and we have not limited our use of any of these other sources. Actual cash available for distribution may vary substantially from estimates made by our board. As a result, our distribution rates and payment frequency may vary from time to time. The distributions of Class A Shares and Class T Shares as stock dividends in respect of Class A Shares and Class T Shares, respectively, are non-taxable distributions to the recipient stockholders and are disregarded in calculating returns on invested capital for the purpose of determining the special limited partner’s entitlement to the subordinated incentive participation in net sales proceeds, subordinated incentive listing distribution and subordinated incentive distribution upon termination. To maintain our qualification as a REIT, we are required to make aggregate annual distributions (other than capital gain dividends) to our stockholders of at least 90% of our annual REIT taxable income (which does not equal net income as calculated in accordance with GAAP), determined without regard to the deduction for dividends paid and excluding net capital gain. However, non-taxable stock dividends will not be considered distributions for purposes of meeting the 90% distribution requirement.

We have historically paid a lower amount of per share cash distributions on Class T Shares than Class A Shares because of the distribution and stockholder servicing fee with respect to the Class T Shares sold in the primary offering. There is no assurance, however, that we will continue to declare and pay cash distributions in any particular amount or on any particular date, if at all. The class-specific distribution and stockholder servicing fee may reduce the per share amount of cash distributions payable with respect to Class T Shares, reduce the estimated value per Class T Share or reduce a combination of the foregoing. If the class-specific distribution and stockholder servicing fees paid by the Company exceed the amount by which the cash distributions are reduced for holders of Class T Shares in comparison to the cash distributions paid on Class A Shares in a particular month (the “Excess Fee”), the estimated value per Class T Share will be reduced by the Excess Fee for the applicable month divided by the number of Class T Shares outstanding at the end of the applicable month, reducing both the estimated value of the Class T Shares used for conversion purposes and the Conversion Rate described herein.

Prospectus Summary

The following disclosure replaces the first paragraph under the section captioned “Prospectus Summary — Summary Conflicts of Interest” on page 20 of the prospectus.

During the ten year period ended September 30, 2016, IREIC sponsored four other REITs: Retail Properties of America, Inc., referred to herein as “RPAI,” InvenTrust Properties Corp. (formerly known as Inland American Real Estate Trust, Inc.), referred to herein as “InvenTrust,” Inland Diversified Real Estate Trust, Inc., referred to herein as “Inland Diversified,” and Inland Real Estate Income Trust, Inc., referred to herein as “IREIT.” During the same period, our sponsor, IREIC, and Inland Private Capital Corporation (formerly, Inland Real Estate Exchange Corporation), or “IPCC,” sponsored, in the aggregate, 142 real estate exchange private placement limited partnerships, Delaware statutory trusts and limited liability companies. One of the REITs, IREIT, is presently managed by affiliates of our Business Manager. On July 1, 2014, Inland Diversified merged with and into a subsidiary of Kite Realty Group Trust or “Kite,” a publicly traded Maryland real estate investment trust listed on the New York Stock Exchange or “NYSE” (NYSE: KRG). InvenTrust and RPAI are self-managed. Neither IREIC nor its affiliates have responsibility for the day-to-day operations of RPAI or InvenTrust. IREIC and its affiliates own shares of RPAI’s outstanding common stock, primarily acquired in the internalization of that entity in 2007. RPAI’s Class A Common Stock is listed on the NYSE under the symbol “RPAI.”

The following disclosure is added as a new section to follow the section captioned “Prospectus Summary — Compensation Payable To Affiliates of IREIC,” which begins on page 24 of the prospectus.

Compensation Paid To Affiliates of IREIC

Set forth below is a summary of the most significant fees and expenses that we have incurred as well as paid or reimbursed to affiliates of IREIC such as Inland Securities, our Business Manager and our Real Estate Manager and their respective affiliates, including the ancillary service providers, for the nine months ended September 30, 2016 and the year ended December 31, 2015.

	Nine Months Ended September 30, 2016			Year Ended December 31, 2015
Type of Compensation	Incurred	Paid	Unpaid	Incurred	Paid	Unpaid

Offering Stage
Selling Commissions	$837,688	$837,688	$—	$236,736	$236,736	$—
Dealer Manager Fee	$478,267	$478,267	$—	$122,437	$122,437	$—
Issuer Costs	$420,870	$272,136	$1,231,519	$232,898	$303,469	$1,085,447

Operational Stage
Distribution and Stockholder Servicing Fee	$160,241	$10,326	$171,444	$19,057	$190	$18,867
Acquisition Fees and Expenses	$—	$4,235	$686,250	$711,657	$21,172	$690,485
Business Management Fee	$205,850	$—	$297,305	$91,455	$—	$91,455
Real Estate Management Fee and Costs	$372,062	$370,191	$20,418	$95,738	$77,191	$18,547
Mortgage Financing Fee	$—	$—	$114,375	$114,375	$—	$114,375
General and Administrative Expenses	$314,819	$309,770	$100,288	$198,095	$179,505	$95,239

Expenses

Our charter requires that we monitor our expenses on a trailing 12-month basis, and states that our “total operating expenses” will be deemed to be excessive if, at the end of any quarter, they exceed for the prior trailing 12-month period, the greater of 2% of our “average invested assets” or 25% of our “net income,” each as defined in our charter. For the trailing 12 months ended September 30, 2016, our “total operating expenses” as a percentage of “average invested assets” was approximately 2.8%, which exceeded the “2%/25% guidelines.” Our board of directors, including all of our independent directors, have reviewed an analysis of our expenses and unanimously determined that the excess was justified, because we are in the early stages of acquiring properties.

The following disclosure replaces the section captioned “Prospectus Summary — Distribution Policy,” which begins on page 39 of the prospectus.

We currently pay cash distributions on Class A Shares and Class T Shares based on daily record dates, payable monthly in arrears. We began paying cash distributions to stockholders of record each day beginning on the close of business November 1, 2015 through the close of business December 31, 2015, in a daily amount equal to $0.003424658 per day per Class A Share and $0.002768493 per day per Class T Share, based upon a 365-day period. Our board of directors subsequently declared cash distributions payable to stockholders of record each day beginning on the close of business January 1, 2016 through the close of business December 31, 2016, in a daily amount equal to $0.003415301 per day per Class A Share and $0.002760929 per day per Class T Share, based upon a 366-day period. Our board of directors has also declared cash distributions payable to stockholders of record each day beginning on the close of business January 1, 2017 through the close of business March 31, 2017, in an amount equal to $0.003424658 per day per Class A Share and $0.002768493 per day per Class T Share, based on a 365-day period. The cash distributions that we currently pay would be equal to a (i) $1.25 per Class A Share, equivalent to a 5.0% annualized rate, based on a purchase price of $25.00 per Class A Share, and (ii) $1.01 per Class T Share, equivalent to a 4.219% annualized rate, based on a purchase price of $23.95 per Class T Share. There is no assurance, however, that we will continue to declare and pay cash distributions in any particular amount or on any particular date, if at all. Our board of directors may change the amount of any distributions that it declares in the future as well as suspend or cease paying cash or other distributions.

We also currently pay stock dividends on Class A Shares and Class T Shares based on monthly record dates. Our board of directors declared a monthly stock dividend of 0.000833333 Class A Shares and 0.000833333 Class T Shares per Class A Share and Class T Share owned, respectively, payable to stockholders of record at the close of business on the last day of each month beginning November 30, 2015 through March 31, 2017. Our board of directors does not presently intend to declare dividends payable in additional shares on any class of our common stock after we pay the currently declared stock dividends on Class A Shares and Class T Shares, and there is no assurance that our board will declare dividends payable in additional shares in the future.

The distributions of Class A Shares and Class T Shares as stock dividends in respect of Class A Shares and Class T Shares, respectively, are non-taxable distributions to the recipient stockholders and disregarded in calculating returns on invested capital for the purpose of determining the special limited partner’s entitlement to the subordinated incentive participation in net sales proceeds, subordinated incentive listing distribution and subordinated incentive distribution upon termination. See the section entitled “Material U.S. Federal Income Tax Consequences — REIT Qualification Tests — Annual Distribution Requirements” for a more detailed discussion of the tax consequences.

Distributions

For the nine months ended September 30, 2016, we paid and declared cash distributions of $297,691 and $633,357, respectively, and issued stock dividends of 4,418 Class A Shares and 394 Class T Shares to our stockholders. A summary of the cash distributions declared and paid, cash flows provided by (used in) operations and net offering proceeds through September 30, 2016 follows:

	Class A		Class T
	Distributions Declared	Distributions Declared Per Share (1)	Distributions Declared	Distributions Declared Per Share (1)	Cash	Reinvested via DRP	Total	Cash Flow provided by (used in) Operations	Net Offering Proceeds
3rd Quarter 2016	$263,083	$0.32	$27,752	$0.26	$126,390	$138,724	$265,114	$(93,120)	$5,083,531	(2)
2nd Quarter 2016	$298,845	$0.31	$12,402	$0.25	$100,997	$86,899	$187,896	$86,608	$5,680,808	(3)
1st Quarter 2016	$25,535	$0.31	$5,740	$0.25	$70,304	$30,427	$100,731	$13,971	$5,495,353	(4)
Year 2015 (6)	$36,567	$0.72	$854	$1.01	$12,226	$1,457	$13,683	$(1,205,484)	$3,790,713	(5)
Year 2014	$—	$—	$—	$—	$—	$—	$—	$(2,513)	$(264,852)
Year 2013	$—	$—	$—	$—	$—	$—	$—	$—	$—

(1)	Per share amounts are based on weighted average number of Class A Shares or Class T Shares, as applicable, outstanding.
(2)	100% of cash distributions paid for the 3rd quarter of 2016 were paid from the net proceeds of our offering.
(3)	53.9% of cash distributions paid for the 2nd quarter of 2016 were paid from the net proceeds of our offering.
(4)	100% of cash distributions paid for the 1st quarter of 2016 were paid from the net proceeds of our offering.
(5)	100% of cash distributions paid for the year ended December 31, 2015 were paid from the net proceeds of our offering.
(6)	The offering commenced on February 17, 2015. We began declaring cash distributions and stock dividends to stockholders of record during November 2015 and as of November 30, 2015, respectively.

The following table shows the sources for the payment of cash distributions to common stockholders for the periods indicated:

	Nine Months Ended September 30, 2016		Year Ended December 31, 2015
(In thousands)		Percentage of Distributions		Percentage of Distributions
Distributions	$553,741		$13,683

Source of distribution coverage:
Cash flows used in operating activities	$86,608	16%	$-	0%
Proceeds from issuances of common stock	467,133	84%	13,683	100%
Total source of distribution coverage	$553,741	100%	$13,683	100%
Cash flows provided by (used in) operating activities (GAAP basis)	$7,459		$(1,205,484)
Net loss (in accordance with GAAP)(1)	$(1,816,775)		$(2,492,602)

(1)	Net loss for the nine months ended September 30, 2016 and the year ended December 31, 2015 include acquisition related costs of $0 and $1,247,622, respectively.

The following table compares cumulative cash distributions paid to cumulative net loss (in accordance with GAAP) for the period from December 19, 2013 (date of inception) through September 30, 2016:

For the Period from December 19, 2013 (Date of Inception) to September 30, 2016
Distributions paid:	$567,424
Reconciliation of net loss:
Revenues	$3,897,158
Acquisition and transaction related	(1,247,622)
Depreciation and amortization	(2,073,715)
Other operating expenses	(3,447,604)
Other non-operating expenses	(1,622,615)
Net loss (in accordance with GAAP) (1)	$(4,494,398)
Cash flows used in operating activities	$(1,200,538)
(1)	Net loss as defined by GAAP includes the non-cash impact of depreciation and amortization expense as well as costs incurred relating to acquisitions and related transactions.

Until we generate sufficient cash flow from operations as determined in accordance with GAAP, we may continue to pay distributions during a given period using sources other than cash flows from operations. For example, in addition to paying distributions from retained earnings (to the extent we have retained earnings) or using our common stock, some or all of our distributions may be funded from borrowings, from cash flow from investing activities, including the net proceeds from the sale of our assets, or from the net proceeds of this offering. We have not limited the amount of monies from any of these sources that may be used to fund distributions.

If our cash flow from operations is not sufficient to pay distributions for any particular period, we also may fund distributions from, among other things, cash that we receive in the form of advances or contributions from our Business Manager or our sponsor or from the cash retained by us in the case that our Business Manager defers, accrues or waives all, or a portion, of its business management fee or its right to be reimbursed for certain expenses. A deferral, accrual or waiver of any fee owed to our Business Manager will have the effect of increasing cash flow from operations for the relevant period because we do not have to use cash to pay any fee or reimbursement which was deferred, accrued or waived during the relevant period. Any fee or reimbursement that was deferred or accrued, or any amounts advanced, that we later pay or reimburse, will have the effect of reducing cash flow from operations for the applicable period in which we pay or reimburse these amounts. We will not, however, be required to pay interest on any fee or reimbursement that was previously deferred or accrued. Neither our Business Manager nor our sponsor has any obligation to provide us with advances or contributions, and our Business Manager is not obligated to defer, accrue or waive any portion of its business management fee or reimbursements. Further, there is no assurance that these other sources will be available to fund distributions. See “Risk Factors — Risks Related to Our Business.”

Risk Factors

The risk factor captioned “We rely on entities affiliated with IREIC to identify real estate assets.” on page 70 of the prospectus is hereby replaced with the following disclosure.

We rely on the real estate professionals employed by IREA and other affiliates of our sponsor to source potential investments in properties, real estate-related assets and other investments in which we may be interested. Inland maintains an investment committee that reviews each potential investment and determines whether an investment is acceptable for acquisition. In determining whether an investment is suitable, the investment committee considers investment objectives, portfolio and criteria of all Programs. Other factors considered by the investment committee may include cash flow, the effect of the acquisition on portfolio diversification, the estimated income or unrelated business tax effects of the purchase, policies relating to leverage, regulatory restrictions and the capital available for investment. Our Business Manager will not recommend any investments for us unless the investment is approved for consideration in advance by Inland’s investment committee. Once an investment has been approved for consideration by Inland’s investment committee, the Programs are advised and provided an opportunity to elect to acquire the investment.

From time to time, other Programs may compete with us with respect to certain investments that we may want to acquire. Many investment opportunities that are suitable for us may also be suitable for another Program. For example, IPCC, like us, acquires and owns multi-family properties. As of September 30, 2016, IPCC owned 41 multi-family properties with an aggregate purchase price of approximately $1.6 billion. If more than one Program is interested in acquiring an investment, then the Program that has had the longest period of time elapse since it was allocated and invested in a contested investment is awarded the investment by the allocation committee. We may not, therefore, be able to acquire properties that we otherwise would be interested in acquiring.

Prior Performance of IREIC-Sponsored Entities

The following disclosure replaces the corresponding disclosure in the section captioned “Prior Performance of IREIC-Sponsored Entities,” which begins on page 107 of the prospectus.

During the ten year period ended September 30, 2016, IREIC and its affiliates sponsored four other REITs and 142 real estate exchange private placement programs, which altogether have raised more than $13 billion from over 197,000 investors in offerings for which Inland Securities has served as dealer manager. During this period, the four REITs, RPAI, InvenTrust, Inland Diversified and IREIT, raised more than $10 billion in the aggregate from approximately 191,000 investors. These REITs all have or had investment objectives similar to ours in that they seek or sought to invest in real estate to preserve and protect investor capital, to pay sustainable and predictable distributions to stockholders and to realize long-term capital appreciation. The monies raised by these IREIC-sponsored REITs represent, during the ten year period, approximately 81% of the aggregate amount raised in offerings for which Inland Securities has served as dealer manager, approximately 96% of the aggregate number of investors, approximately 76% of properties purchased and approximately 80% of the aggregate cost of the properties purchased by the prior programs sponsored by IREIC and its affiliates.

We pay fees to, and reimburse expenses incurred by, Inland Securities and our Business Manager, Real Estate Manager, TIREG and their affiliates, as described in more detail in the section of this prospectus captioned “Compensation Table.” The other REITs previously sponsored by IREIC have similarly compensated IREIC and each of their respective business managers, real estate managers and affiliates.

The following discussion and the Prior Performance Tables, included in the prospectus as Appendix A, provide information on the prior performance of the real estate programs sponsored by IREIC for the applicable periods. Past performance is not necessarily indicative of future performance.

Summary Information

The following table provides aggregate summarized information concerning public prior programs sponsored by IREIC or its affiliates during the applicable ten year period for each program sponsored by IREIC, and is qualified in its entirety by reference to the introductory discussion above and the detailed information appearing in the Prior Performance Tables in Appendix A. For purposes of these tables and the narrative information contained herein, we consider a program to be completed at the earlier of the time when affiliates of IREIC are no longer serving as the business manager, the program lists its shares of common stock for trading on a national exchange, sells all or substantially all of its assets or merges with a third party and is not the surviving entity in that merger. The information set forth in this table, and in the narrative that follows, represents capital raised by these prior programs only through offerings for which Inland Securities has served as dealer manager and, where noted, through their respective distribution reinvestment plans.

WE ARE NOT, BY INCLUDING THIS TABLE, IMPLYING THAT WE WILL HAVE RESULTS COMPARABLE TO THOSE REFLECTED IN THE TABLE BECAUSE OUR YIELD ON INVESTMENTS, CASH AVAILABLE FOR DISTRIBUTION AND OTHER FACTORS MAY BE SUBSTANTIALLY DIFFERENT. ACQUIRING OUR SHARES WILL NOT GIVE YOU ANY INTEREST IN ANY PRIOR PROGRAM.

	Retail Properties of America, Inc. as of September 30, 2007 (1)	InvenTrust Properties Corp. as of December 31, 2013(2)	Inland Diversified Real Estate Trust, Inc. as of March 31, 2014(3)	Inland Real Estate Income Trust, Inc. as of September 30, 2016(4)
Number of public primary offerings	2	2	1	1
Approx. aggregate amount raised from investors (5)	$4,632,263,000	$9,308,724,000	$1,188,170,000	$881,824,222
Approximate aggregate number of investors	114,900	184,000	27,620	17,001
Number of properties purchased	305	1,058	144	56
Approximate aggregate cost of properties	$7,808,015,720	$13,860,346,405	$2,328,710,000	$1,337,826,942
Percentage of properties (based on cost) that were:
Commercial—
Retail	70%	29%	78%	98%
Single-user net lease	30%	9%	14%	2%
Nursing homes	0%	0%	0%	0%
Offices	0%	4%	4%	0%
Industrial	0%	1%	2%	0%
Health clubs	0%	0%	0%	0%
Mini-storage	0%	0%	0%	0%
Multi-family residential	0%	1%	2%	0%
Student housing	0%	8%	0%	0%
Lodging	0%	48%	0%	0%
Total commercial	100%	100%	100%	100%
Land	0%	0%	0%	0%

Percentage of properties (based on cost) that were:
Newly constructed (within a year of acquisition)	38%	14%	23%	13%
Existing construction	62%	86%	77%	87%

Number of properties sold in whole or in part (includes held for sale)	7	781	84	0

Number of properties exchanged	0	0	0	0

Geographic concentration
East	40%	58%	43%	25%
Midwest	17%	15%	16%	30%
South	25%	17%	33%	32%
West	18%	10%	8%	13%

(1)	With respect to RPAI, affiliates of IREIC served as the business manager until November 15, 2007, when the company internalized the functions performed by its business manager. The information contained in the chart above for RPAI is for the period from inception through the last completed quarter prior to internalization.
(2)	With respect to InvenTrust, affiliates of IREIC served as the business manager until March 12, 2014, when the company internalized the functions performed by its business manager. The information contained in the chart above for InvenTrust is for the period from inception through the last completed quarter prior to internalization.

(3)	On July 1, 2014, Inland Diversified merged with and into a subsidiary of Kite and ceased filing reports under the Exchange Act. The information contained in the chart above for Inland Diversified is for the period from inception through the last completed quarter prior to the merger for which Inland Diversified filed financial statements.
(4)	Affiliates of IREIC serve as the business manager of IREIT. IREIT commenced its public offering on October 18, 2012. IREIT completed its initial public offering on October 16, 2015.
(5)	Includes proceeds from the issuance of shares under each program’s distribution reinvestment plan.

During the applicable three years ended with the last full quarter prior to the completion of the program: (i) InvenTrust purchased 44 properties; (ii) IREIT purchased 43 properties (as of September 30, 2016); and (iii) Inland Diversified purchased 113 properties. Upon written request, you may obtain, without charge, a copy of the most recent Form 10-K annual report filed with the Securities and Exchange Commission by InvenTrust or IREIT. We will provide exhibits to each such Form 10-K upon payment of a reasonable fee for copying and mailing expenses.

Programs of Our Sponsor

As of September 30, 2016, Inland has sponsored 508 completed programs, including 457 private and public limited partnerships, 46 Section 1031 exchange programs and five non-listed REITs. The information set forth below relates to the four public REITs set forth above (three of which are completed) that have been sponsored by IREIC, the Company’s sponsor, in the last ten years, and two additional completed public REITs sponsored by IREIC prior to this ten-year period.

Inland Real Estate Corporation, or IRC, was formed by IREIC in May 1994. IRC acquires, owns and manages high-quality, open-air shopping centers primarily in the Central and Southeastern United States. Through a total of four public offerings for which Inland Securities served as dealer manager, the last of which was completed in 1998, IRC sold a total of 51.6 million shares of common stock. IRC internalized the functions performed by the business manager and property manager on July 1, 2000. As of June 30, 2000, the last full quarter prior to the time that IRC internalized the functions performed by the business manager and property manager, the portfolio was comprised of ownership interests in 119 retail properties. On June 9, 2004, IRC listed its shares on the NYSE (NYSE: IRC) and terminated its share repurchase program.

On March 30, 2016, funds managed by DRA Advisors LLC acquired IRC through a merger. As a result of the merger, IRC is now a privately held real estate company known as IRC Retail Centers LLC and is no longer listed for trading on the NYSE.

Inland Retail Real Estate Trust, Inc., or IRRETI, was formed in September 1998. IRRETI focused on purchasing shopping centers located east of the Mississippi River in addition to single-user retail properties in locations throughout the United States. Through a total of three public offerings, the last of which was completed in 2003, IRRETI sold a total of approximately 213.7 million shares of its common stock. IRRETI internalized the functions performed by the business manager and property managers on December 29, 2004. As of September 30, 2004, the last full quarter prior to the time that IRRETI internalized the functions performed by the business manager and property manager, the portfolio was comprised of ownership interests in 274 retail properties. On January 22, 2004, the IRRETI board of directors increased the limitation on the number of shares that could be acquired by the company through the share repurchase program to two percent (2%) of the weighted average of the company’s outstanding shares as of the end of the prior calendar year. IRRETI adopted an amended and restated share repurchase program, effective March 15, 2005, and again amended and restated the program, effective February 7, 2006, each time to set the repurchase price of shares. IRRETI suspended its share repurchase program, effective October 20, 2006, and terminated the program at the time the merger with Developers Diversified Realty Corporation, now known as DDR Corp. (NYSE: DDR), was completed on February 27, 2007.

Retail Properties of America, Inc., or RPAI, was formed in March 2003. Prior to March 2012, RPAI was named Inland Western Retail Real Estate Trust, Inc. RPAI was formed to own and operate shopping centers as well as office and industrial properties. As of September 30, 2007, the last full quarter prior to the time that RPAI internalized the functions performed by the business manager, RPAI’s portfolio was comprised of 305 retail operating properties with approximately 46.2 million square feet of gross leasable area. As of September 30, 2007, RPAI had issued 452,463,000 shares of common stock in its offerings.

RPAI completed its initial public offering on March 22, 2005 and completed its follow-on offering on September 9, 2005. RPAI sold a total of 250,000,000 shares of its common stock through its “best efforts” offering. On April 5, 2012, RPAI’s Class A Common Stock began trading on the NYSE under the symbol “RPAI.”

InvenTrust Properties Corp., or InvenTrust, was formed in October 2004. InvenTrust historically focused on acquiring and managing a diversified portfolio of commercial real estate, including primarily retail, lodging and student housing properties in the United States. As of December 31, 2013, the last full quarter prior to the time that InvenTrust internalized the functions performed by the business manager, InvenTrust’s portfolio was comprised of 277 properties representing 17.0 million square feet of retail space, 19,337 hotel rooms, 8,290 student housing beds and 7.3 million square feet of non-core space, which consisted primarily of office and industrial properties.

InvenTrust completed its initial public offering on July 31, 2007 and completed its follow-on offering on April 6, 2009. InvenTrust sold a total of approximately 790.2 million shares of its common stock through its “best efforts” offering.

In its quarterly report on Form 10-Q for the quarter ended September 30, 2015, InvenTrust reported the following:

In May 2012, InvenTrust disclosed that the SEC had initiated a non-public, formal, fact-finding investigation to determine whether there had been violations of certain provisions of the federal securities laws regarding the payment of fees to InvenTrust’s former business manager and property managers, transactions with InvenTrust’s former affiliates, timing and amount of distributions paid to InvenTrust’s investors, determination of property impairments, and any decision regarding whether InvenTrust would become a self-administered REIT (the “SEC Investigation”). After a multi-year investigation, on March 24, 2015, the Staff of the SEC informed InvenTrust that it had concluded its investigation and that, based on the information received as of that date, it did not intend to recommend any enforcement action against InvenTrust.

Shortly after InvenTrust disclosed the existence of the SEC Investigation, InvenTrust received three related demands (“Derivative Demands”) by stockholders to conduct investigations regarding claims that InvenTrust’s officers, its board of directors, its former business manager, and affiliates of its former business manager breached their fiduciary duties to InvenTrust in connection with the matters that InvenTrust disclosed were subject to the SEC Investigation.

Upon receiving the first of the Derivative Demands, on October 16, 2012, the full board of directors of InvenTrust responded by authorizing the independent directors to investigate the claims contained in the first Derivative Demand, any subsequent stockholder demands, as well as any other matters the independent directors saw fit to investigate. Pursuant to this authority, the independent directors formed a special litigation committee comprised solely of independent directors to review and evaluate the alleged claims and to recommend to the full board of directors whether the maintenance of a derivative proceeding was in the best interests of InvenTrust. The special litigation committee engaged independent legal counsel and experts to assist in the investigation.

On March 21, 2013, counsel for the stockholders who made the first Derivative Demand filed a derivative lawsuit in the Circuit Court of Cook County, Illinois, on behalf of InvenTrust. The court stayed the case - Trumbo v. The Inland Group, Inc. - pending completion of the special litigation committee’s investigation.

On December 8, 2014, the special litigation committee completed its investigation and issued its report and recommendation. The special litigation committee concluded that there is no evidence to support the allegations of wrongdoing in the Derivative Demands. Nonetheless, in the course of its investigation, the special litigation committee uncovered facts indicating that certain then-related parties breached their fiduciary duties to InvenTrust by failing to disclose to the independent directors certain facts and circumstances associated with the payment of fees to InvenTrust’s former business manager and property managers. The special litigation committee determined that it is advisable and in the best interests of InvenTrust to maintain a derivative action against InvenTrust’s former business manager, property managers, and Inland American Holdco Management LLC (the “Inland Entities”). The special litigation committee found that it was not in the best interests of InvenTrust to pursue claims against any other entities or against any individuals.

On January 20, 2015, the board of directors of InvenTrust adopted the report and recommendation of the special litigation committee in full and authorized InvenTrust to file a motion to realign InvenTrust as the party plaintiff in Trumbo v. The Inland Group, Inc., and to take such further actions as are necessary to reject and dismiss claims related to allegations that the board of directors has determined lack merit and to pursue claims against the Inland Entities for breach of fiduciary duties in connection with the failure to disclose facts and circumstances associated with the payment of fees to related parties.

On March 2, 2015, counsel for the stockholders who made the second Derivative Demand filed a derivative lawsuit in the Circuit Court of Cook County, Illinois, on behalf of InvenTrust. The court entered an order consolidating the action with the Trumbo case on March 26, 2015 (the “Consolidated Action”). On September 18, 2015, the parties entered into the Stipulation and Agreement of Compromise, Settlement, and Release (the “Settlement”) to resolve all matters related to the Derivative Demands, including all claims raised in the Consolidated Action and the claims authorized by the board. The Settlement calls for a payment to InvenTrust of $7.4 million in net proceeds from Midwest Risk Management, LLC, as agent for the Inland Entities. In addition, the Settlement releases InvenTrust’s directors, officers, and former external managers and their affiliates from any liability related to the allegations asserted in the demand letters and the Consolidated Action, and any additional allegations investigated by the special litigation committee. The Settlement also results in the dismissal of the Consolidated Action with prejudice.

In its annual report on Form 10-K for the year ended December 31, 2015, InvenTrust reported the following:

On October 23, 2015, the Circuit Court of Cook County, Illinois approved the Settlement as fair, reasonable, adequate and in the best interests of InvenTrust and its stockholders. Under the terms of the Settlement, the Settlement payment was remitted to InvenTrust during the quarter ended December 31, 2015 when the time to appeal the court’s approval of the Settlement expired.

Inland Diversified Real Estate Trust, Inc., or Inland Diversified, was formed in June 2008. Inland Diversified owned a diversified portfolio of commercial real estate assets, including grocery-anchored shopping centers, necessity-based retail assets, single-tenant office and multifamily assets. Inland Diversified completed its initial public offering on August 23, 2012 and sold a total of approximately 110.5 million shares of its common stock through its “best efforts” offering. As of June 30, 2014, the last full quarter prior to the time that Inland Diversified merged with Kite Realty Group Trust (NYSE: KRG), the portfolio was comprised of 57 retail properties. On July 2, 2014, Inland Diversified merged with KRG.

Inland Real Estate Income Trust, Inc., or IREIT, was formed in August 2011 and is managed by an affiliate of our sponsor. IREIT may acquire and develop a diversified portfolio of commercial real estate including retail properties, office buildings, multi-family properties and industrial/distribution and warehouse facilities, with a primary focus on retail properties located in the United States. IREIT may also invest in joint ventures, development projects, real estate loans and real estate-related securities. As of September 30, 2016, IREIT owned 56 retail properties, collectively totaling 6,345,537 square feet.

IREIT commenced its initial public offering on October 18, 2012. As of October 16, 2015, the date IREIT completed its initial public offering, IREIT had sold a total of approximately 83.9 million shares of its common stock through its “best efforts” offering and raised approximately $834 million in total gross offering proceeds. In addition, through September 30, 2016, IREIT had issued 5,078,369 shares through its distribution reinvestment plan, which it had amended, effective November 2, 2015, to offer up to 25,000,000 shares of its common stock to stockholders who elect to participate in IREIT’s amended distribution reinvestment plan. As of September 30, 2016, IREIT had repurchased 1,214,151 shares through its share repurchase program. As a result, IREIT has realized total gross offering proceeds, before offering costs, of approximately $881.8 million as of September 30, 2016.

Liquidity of Prior Programs

Each of the six REITs previously sponsored by IREIC disclosed in its prospectus the time at which it anticipated its board would consider listing, liquidating or selling its assets individually, but none of these REITs specified a date or time period at which the REIT might be liquidated. The following summary sets forth both the dates on which these REITs anticipated considering a liquidity event and the dates on which the liquidity events occurred, if ever.

•	Inland Real Estate Corporation. IRC stated that the company anticipated that, by 1999, its directors would determine whether to apply to have the shares of its common stock listed for trading on a national stock exchange. On July 1, 2000, IRC became a self-administered REIT by acquiring, through merger, Inland Real Estate Advisory Services, Inc., its advisor, and Inland Commercial Property Management, Inc., its property manager. As a result of the merger, IREIC, the sole stockholder of the advisor, and The Inland Property Management Group, Inc., the sole stockholder of the property manager, received an aggregate of approximately 6.2 million shares of IRC’s common stock valued at $11.00 per share, or approximately 10% of its common stock at the time of the transaction. The board evaluated market conditions each year thereafter. IRC listed its shares on the NYSE and began trading on June 9, 2004 at a price equal to $11.95 per share. On March 30, 2016, funds managed by DRA Advisors LLC acquired IRC through a merger. The holders of shares of IRC’s common stock received $10.60 in cash for each share of the common stock owned. On May 13, 2016, IRC redeemed all of the outstanding shares of its 8.125% Series A Cumulative Redeemable Preferred Stock (“Series A Shares”) and 6.95% Series B Cumulative Redeemable Preferred Stock (“Series B Shares”) at a redemption price of $25.00 per share, plus accumulated and unpaid dividends in the amount of $0.15799 per Series A Share and $0.13514 per Series B Share. As a result of these transactions, IRC is now a privately held real estate company known as IRC Retail Centers LLC and is no longer listed for trading on the NYSE.

•	Inland Retail Real Estate Trust, Inc. IRRETI stated that the company anticipated that, by February 2004, its directors would determine whether to apply to have shares of its common stock listed for trading on a national stock exchange. On December 29, 2004, IRRETI became a self-administered REIT by acquiring, through merger, Inland Retail Real Estate Advisory Services, Inc., its business manager and advisor, and Inland Southern Management Corp., Inland Mid-Atlantic Management Corp., and Inland Southeast Property Management Corp., its property managers. As a result of the merger, IRRETI issued to IREIC, the sole stockholder of the business manager and advisor, and the stockholders of the property managers, an aggregate of approximately 19.7 million shares of IRRETI’s common stock, valued at $10.00 per share for purposes of the merger agreement, or approximately 7.9% of its common stock. The board of directors of IRRETI thereafter considered market conditions and chose not to list the common stock. IRRETI instead consummated a liquidity event by merging with DDR on February 27, 2007. As a result of the merger, IRRETI’s stockholders received, for each share of common stock held, $12.50 in cash and $1.50 in common shares of DDR, which equated to a 0.021569 common share of DDR.
•	Retail Properties of America, Inc. RPAI stated that the company anticipated that, by September 2008, its directors would determine whether to apply to have the shares of its common stock listed for trading on a national stock exchange, or whether to commence subsequent offerings of its common stock. On November 15, 2007, RPAI became a self-administered REIT by acquiring, through merger, Inland Western Retail Real Estate Advisory Services, Inc., its business manager and advisor, and Inland Southwest Management Corp., Inland Northwest Management Corp., and Inland Western Management Corp., its property managers. As a result of the merger, RPAI issued to IREIC, the sole stockholder of the business manager and advisor, and the stockholders of the property managers, an aggregate of approximately 15 million shares of RPAI’s common stock, valued at $25.00 per share for purposes of the merger agreement. In December 2010, 9 million shares of common stock were transferred back to RPAI from shares of common stock issued to the owners of certain of the entities that were acquired in the merger. RPAI effectuated a ten-to-one reverse stock split of its existing common stock, and immediately following the reverse stock split, redesignated its existing common stock as Class A Common Stock. On March 21, 2012, RPAI paid a stock dividend pursuant to which each then outstanding share of its Class A Common Stock received one share of Class B-1 Common Stock, one share of Class B-2 Common Stock and one share of Class B-3 Common Stock. The terms of each Class of B Common Stock were identical in all respects to the Class A Common Stock. The Class B-1, Class B-2 and Class B-3 Common Stock automatically converted into Class A Common Stock on October 5, 2012, April 5, 2013 and October 7, 2013, respectively. RPAI announced that it completed a public offering of 36,750,000 shares of Class A Common Stock at $8.00 per share (which, without giving effect to the reverse stock split or stock dividend, is equivalent to $3.20 per share of its common stock) on April 5, 2012. This public offering generated gross proceeds of approximately $292.6 million, or approximately $272.1 million net of the underwriting discount. Also on April 5, 2012, RPAI listed a portion of its outstanding shares of Class A Common Stock on the NYSE under the symbol “RPAI.” The remaining outstanding shares of Class A common stock were listed on October 5, 2012, April 5, 2013 and October 7, 2013. On October 7, 2013, the date the stock was fully listed on the NYSE, the closing price of the RPAI Class A Common Stock was $13.75. On December 23, 2016, the closing price of the RPAI Class A Common Stock on the NYSE was $15.09 per share (which, without giving effect to the reverse stock split or stock dividend, is equivalent to approximately $6.04 per share).
•	InvenTrust Properties Corp. (formerly known as Inland American Real Estate Trust, Inc.) In the prospectuses used in each of its “best efforts” offerings, InvenTrust disclosed to its investors that its board would determine when, and if, to apply to have its shares of common stock listed for trading on a national securities exchange, subject to satisfying existing listing requirements, and that its board did not anticipate evaluating a listing on a national securities exchange until at least 2010. On March 12, 2014, InvenTrust entered into a series of agreements and amendments to existing agreements with affiliates of The Inland Group pursuant to which InvenTrust began the process of becoming entirely self-managed (collectively, the “Self-Management Transactions”). InvenTrust disclosed that it did not pay an internalization fee or self-management fee to The Inland Group in connection with the Self-Management Transactions.

On March 12, 2014, InvenTrust agreed with its business manager to terminate its business management agreement, hired all of its business manager’s employees, and acquired the assets necessary to conduct the functions previously performed by its business manager. As a result, InvenTrust now directly employs its executive officers and the other former employees of the business manager and no longer pays a fee or reimburses expenses to its business manager. As the first step in taking over management of all of its real estate assets (except its lodging properties, which are managed by third parties), InvenTrust hired certain employees from its property managers; assumed responsibility for performing significant property management activities for its industrial, office and retail properties, including property-level accounting, lease administration, leasing, marketing and construction functions; and amended its property management agreements to reduce its property management fees as a result of its assumption of such responsibilities. As the second step, on December 31, 2014, InvenTrust took over the remaining property management functions performed by the property managers.

InvenTrust’s shares of common stock are not listed on a national securities exchange. On May 1, 2014, InvenTrust announced that it had accepted for purchase in its tender offer, 60,665,233 shares of its common stock at a purchase price (without brokerage commissions) of $6.50 per share for an aggregate cost of approximately $394.3 million, excluding fees and expenses relating to the offer and paid by InvenTrust. As of June 30, 2014, the final number of shares repurchased, allowing for corrections, was 60,761,166 for a final aggregate cost of $394.9 million.

On February 3, 2015, InvenTrust distributed 95% of the outstanding shares of common stock of Xenia Hotels and Resorts, Inc. (“Xenia”), previously a wholly-owned subsidiary of InvenTrust, formerly known as Inland American Lodging Group, Inc., by way of a taxable pro rata special distribution to InvenTrust stockholders of record on January 20, 2015, the record date of the distribution. As a result of the special distribution, each InvenTrust stockholder received one share of Xenia common stock for every eight shares of InvenTrust common stock held by such stockholder. On February 4, 2015, Xenia completed its spin-off into a new, publicly-traded lodging REIT. As a result of the spin-off, Xenia became a self-managed REIT and listed its shares of common stock on the New York Stock Exchange under the symbol “XHR.” Also on February 4, 2015 and in connection with the spin-off and listing, Xenia commenced a self-tender offer to purchase for cash up to $125 million in value of shares of Xenia’s common stock at a price not greater than $21.00 nor less than $19.00 per share, net to the seller in cash, less any applicable withholding of taxes and without interest. The tender offer expired on March 5, 2015. As a result of the tender offer, Xenia accepted for purchase 1,759,344 shares of its common stock at a purchase price of $21.00 per share, for an aggregate purchase price of $36.9 million (excluding fees and expenses relating to the tender offer). On December 23, 2016, the closing price of Xenia’s common stock on the NYSE was $19.38 per share or $2.42 for each share of InvenTrust common stock owned by the stockholder.

On April 28, 2016, InvenTrust completed the spin-off of Highlands REIT, Inc. (“Highlands”), previously a wholly-owned subsidiary of InvenTrust, and distributed 100% of the outstanding shares of common stock of Highlands by way of a taxable pro rata distribution to InvenTrust stockholders of record on April 25, 2016, the record date of the distribution. As a result of the distribution, each InvenTrust stockholder received one share of Highlands common stock for every share of InvenTrust common stock held by such stockholder. As a result of the spin-off, Highlands became a self-managed REIT. On April 28, 2016, Highlands announced that its board of directors determined an estimated share value of $0.36 per share as of April 28, 2016.

On May 9, 2016, InvenTrust announced that its board of directors determined a new estimated share value of $3.14 per share as of May 1, 2016. This new estimated value was determined after InvenTrust completed the special distributions described above.

On December 7, 2016, InvenTrust announced that it had accepted for purchase in its tender offer, 89,374,686 shares of its common stock at a purchase price of $2.66 per share for an aggregate cost of approximately $237.7 million, excluding fees and expenses relating to the offer.

•	Inland Diversified Real Estate Trust, Inc. In the prospectus used in its “best efforts” offering, Inland Diversified disclosed to its investors that its board would determine when, and if, to apply to have its shares of common stock listed for trading on a national securities exchange, subject to satisfying existing listing requirements, and that its board did not anticipate evaluating a listing on a national securities exchange until at least 2014. On February 9, 2014, Inland Diversified entered into an agreement and plan of merger (the “Merger Agreement”) with Kite, a publicly traded (NYSE: KRG) Maryland real estate investment trust, and KRG Magellan, LLC, a Maryland limited liability company and a direct wholly owned subsidiary of Kite (“Merger Sub”). The Merger Agreement provides for, upon the terms and conditions of the Merger Agreement, the merger of Inland Diversified with and into Merger Sub, with Merger Sub surviving the Merger as a direct wholly owned subsidiary of Kite (the “Merger”). As a result of the Merger, each share of Inland Diversified’s common stock was converted into the right to receive 1.707 newly issued shares of Kite common stock. Based on a closing price of $6.40 per share of Kite’s common stock on July 2, 2014, the Inland Diversified shares of common stock were valued at approximately $10.92 per share. On August 11, 2014, Kite effectuated a one-for-four reverse stock split of its existing common stock. On December 23, 2016 the closing price of Kite’s common stock on the NYSE was $23.03 per share (which, without giving effect to the reverse stock split, is equivalent to $5.76 per share of Kite’s common stock). Based on the closing price of Kite’s common stock on December 23, 2016, the value of each former share of Inland Diversified’s common stock was equal to approximately $9.83.
•	Inland Real Estate Income Trust, Inc. In the prospectus used in its “best efforts” offering, IREIT disclosed to its investors that its board would determine when, and if, it should pursue a liquidity event, but does not anticipate evaluating any liquidity event, including a listing on a national securities exchange, until at least 2017. The public reports filed by IREIT with the SEC do not indicate that IREIT’s board of directors had begun evaluating a liquidity event as of September 30, 2016.

Management

The following disclosure replaces the third through seventh paragraphs under the section captioned “Management — Inland Affiliated Companies,” which begins on page 121 of the prospectus.

As of September 30, 2016, Inland had raised more than $22 billion from investment product sales to over 490,000 investors, many of whom have invested in more than one product. Inland has sponsored 707 programs, including 507 private and public limited partnerships, 193 Section 1031 exchange programs and seven non-listed REITs, as of September 30, 2016.

As of September 30, 2016, Inland entities cumulatively had 982 employees, owned properties in 43 states and managed assets with a value of approximately $8.8 billion. As of September 30, 2016, Inland was responsible for managing 582 properties, comprised of approximately 26 million square feet of commercial properties located in 43 states and 10,630 multi-family units. IREA, an affiliate of IREIC, has extensive experience in acquiring real estate for investment. Over the years, through IREA and other affiliates, Inland has acquired more than 3,400 properties.

As of September 30, 2016, IREIC or its subsidiaries were the general partner of limited partnerships and the general manager of limited liability companies which owned in excess of 362 acres of pre-development land in the Chicago area, as well as over 530,000 square feet of real property.

Inland Institutional Capital Partners Corporation provides real estate portfolio investment and asset management services to institutional investors, institutional separate accounts and pooled investment vehicles. Since 2006, Inland Institutional Capital Partners has facilitated the completion of transactions with a value in excess of $10.5 billion. Inland Institutional Capital Partners is an SEC registered investment advisor.

Inland Real Estate Brokerage & Consulting, Inc., since 2000, has completed more than $1.34 billion in commercial real estate sales and leases and has been involved in the sale of more than 9,000 multi-family units and the sale and lease of over 147 million square feet of commercial property. As of September 30, 2016, another affiliate, Inland Commercial Mortgage Corporation, had originated more than $2.05 billion in financing on behalf of Inland entities since 2008.

The following disclosure replaces the section captioned “Management — Our Real Estate Manager,” which begins on page 125 of the prospectus.

Our Real Estate Manager, Inland Residential Real Estate Services LLC, is a Delaware limited liability company, the sole member of which is Combined Property Services Group, Inc., which is a wholly owned subsidiary of IREIC. The Real Estate Manager conducts its activities at its principal executive office at 2901 Butterfield Road in Oak Brook, Illinois.

The following table sets forth information regarding the executive officers and managers of our Real Estate Manager. The biography of Mr. Hutchison is set forth above under “— Our Business Manager.”

Name	Age*	Position
Daniel W. Zatloukal	35	Manager and President
Keith D. Lampi	35	Manager
Thomas Lithgow	53	Manager
Shoba Rajanahally	53	Manager
Timothy D. Hutchison	50	Manager
Donna Urbain	53	Manager
Niall J. Byrne	59	Executive Vice President

* As of January 1, 2016

Daniel W. Zatloukal is a manager and the president of our Real Estate Manager. Mr. Zatloukal also serves as the president of real estate services for Inland Investment Real Estate Services, Inc. (“IIRES”) and Inland Commercial Real Estate Services LLC (“Inland Commercial”), and reports directly to the chief executive officer of IREIC. In his role as president of real estate services of IIRES, Mr. Zatloukal is responsible for overseeing all of IREIC’s real estate services group, which includes property management, leasing and asset management for all of Inland’s commercial and residential portfolios. Mr. Zatloukal has also been a senior vice president of IPCC since 2014. Mr. Zatloukal rejoined IPCC in February 2013 after previously working for IPCC from 2004 through 2007 in the structuring and financing department. Prior to rejoining Inland, Mr. Zatloukal served as vice president of capital markets at Jones Lang LaSalle in Atlanta from 2007 through 2013. Mr. Zatloukal received his bachelor degree in finance from the University of Illinois at Urbana-Champaign.

Keith D. Lampi is a manager of our Real Estate Manager. Mr. Lampi has served as director and chief operating officer of IPCC since May 2012 and November 2012, respectively, and was appointed as president effective January 2015. Throughout his 14-year tenure, Mr. Lampi has helped to shape IPCC into a market leader in the private real estate securities industry. As President of IPCC, Mr. Lampi is responsible for directing the company’s strategic growth plans, while ensuring that Inland’s core principles, including its investor-focused approach, are reflected throughout the organization. During his career, Mr. Lampi has been involved in over $4.5 billion in real estate transactions across retail, office, industrial, student housing and multifamily property types.

Mr. Lampi was appointed to the Board of Directors of the Alternative & Direct Investment Securities Association (ADISA), serving a two-year term beginning in 2014. In addition, he serves as Secretary on ADISA’s five-member Executive Committee and as Chairman of its Marketing and Membership Committee. He also serves as a Director of the ADISA Foundation, which assists with scholarships and special projects to grow the study and appreciation of the alternative and direct investment arena. Mr. Lampi received his bachelor degree in economics from the University of Illinois at Urbana-Champaign. He holds Series 7, 24, 63, 79 and 99 licenses with FINRA, and was featured in the October 2013 edition of Real Estate FORUM Magazine – “Top 40 under 40.”

Thomas Lithgow is a manager of our Real Estate Manager. Mr. Lithgow joined Inland in 2004 as the director of due diligence and was promoted to vice president later that year. In 2005, Mr. Lithgow accepted a position with Inland American Holdco Management, LLC (“Holdco”) as vice president of property management and was promoted to senior vice president in 2006. In January 2010 he was promoted to president of Holdco where he led teams overseeing a portfolio of retail, office, industrial, and multi-family assets across multiple markets. During his tenure at Holdco, Mr. Lithgow guided the formation and expansion of the company from zero employees and zero assets to over 200 employees and over 800 commercial assets managed which exceeded 48 million square feet and over 7,000 multi-family units. In late 2011 Mr. Lithgow was named chief executive officer and chairman of the board for Holdco where he directed until their business combination/merger with Inland American Real Estate Investment Trust, Inc. (now known as InvenTrust) in late 2014. Currently, Mr. Lithgow is vice president – special projects director for The Inland Real Estate Group, Inc. Before joining Inland, Mr. Lithgow was the due diligence director for Heritage Realty (and its predecessor). Prior experience includes stints with MS Management Services, VMS Realty, and LaSalle Partners (now JLL).

Mr. Lithgow has over 25 years of extensive real estate experience in the areas of asset management, property management, leasing/brokerage, due diligence, acquisitions, and dispositions. Mr. Lithgow is an active member of ICSC, and is a licensed real estate managing broker in the state of Illinois. Mr. Lithgow received his bachelor’s degree in accounting (cum laude) from Eastern Illinois University, and is a certified public accountant.

Shoba Rajanahally is a manager of our Real Estate Manager. Ms. Rajanahally began her career at Inland as an independent insurance consultant in 1994 and subsequently joined the company in 1996 as a senior risk analyst. She was promoted to president of Inland Risk and Insurance Management Services, Inc. in 2006 and currently oversees the risk management operations which provide consultation, insurance procurement, claims management and administrative services as required by the Inland entities. Ms. Rajanahally and her team are responsible for managing diversified real estate assets in excess of $25 billion and servicing five REITs, a bank holding company, land and condo development companies, construction entities, property management companies, association captive, and tax-deferred property exchanges. Along with servicing the entities, Ms. Rajanahally, in conjunction with the senior risk team members, identifies and evaluates the risk exposures, and actively markets the property/casualty, medical/dental benefits, worker’s compensation, directors and officers, fidelity, cyber liability and professional errors and omissions insurance.

Prior to joining Inland, Ms. Rajanahally was a consultant and worked on projects for AAR, Centel, and Sears Mortgage Corporation. Her career in real estate began in 1986 when she worked at Balcor as a risk management analyst. Ms. Rajanahally holds an Associate Risk Management designation (ARM) and is a licensed property/casualty and life/health producer. She obtained her master of business administration degree from Loyola University of Chicago and bachelor of arts degree in Economics from the University of Chicago. Ms. Rajanahally is an active member and mentor of Risk and Insurance Management Society, Inc. and is a member of the Chubb Real Estate and Hospitality Advisory Board and AIG’s Client Advisory Board.

Donna Urbain is a manager of our Real Estate Manager. Ms. Urbain joined Inland in 2002 and is the principal financial officer of Inland Land Appreciation Fund II, L.P. Ms. Urbain is responsible for the investment accounting department which includes all public partnership accounting functions along with quarterly and annual SEC filings. Ms. Urbain also serves as vice president – controller of IREIC. Prior to joining Inland, Ms. Urbain worked in the field of public accounting for KPMG LLP. Ms. Urbain is a certified public accountant. She received her B.B.A. in accounting from the University of Notre Dame in South Bend, Indiana.

Niall J. Byrne is executive vice president of our Real Estate Manager. Mr. Byrne also serves as executive vice president and head of property management of IIRES and executive vice president of Inland Commercial. In his role as executive vice president and head of property management of IIRES, Mr. Byrne is responsible for overseeing all of property management for IREIC-sponsored investment funds, as well as properties overseen by Inland National Development Corporation and Inland Institutional Capital Partners Corporation. Prior to joining Inland in January 2016, Mr. Byrne served as executive vice president and president of property management of RPAI since October 2010 and November 2007, respectively. Prior to that time, he served as a senior vice president of Inland Holdco Management LLC, which was the property management company for RPAI, since 2005. In this role, Mr. Byrne was responsible for the oversight of all of the property management, leasing and marketing activities for RPAI’s portfolio and was involved in RPAI’s development, acquisitions and joint venture initiatives. Previously, from 2004 to 2005, Mr. Byrne served as vice president of asset management of American Landmark Properties, Ltd., a private real estate company, where he was responsible for a large commercial and residential portfolio of properties. Prior to joining American Landmark Properties, Ltd., Mr. Byrne served as senior vice president/director of operations for Providence Management Company, LLC, or PMC Chicago, from 2000 to 2004. At PMC Chicago, he oversaw all aspects of property operations, daily management and asset management functions for an 8,000-unit multi-family portfolio. Prior to joining PMC Chicago, Mr. Byrne had over 15 years of real estate experience with the Chicago-based Habitat Company and with American Express/Balcor and five years of public accounting experience. Mr. Byrne received his bachelor degree in accounting from DePaul University and is a Certified Public Accountant.

The following table replaces the table under the second paragraph in the section captioned “Management — Inland Securities,” which begins on page 135 of the prospectus.

Name	Age*	Position
Mitchell A. Sabshon	63	Director
Roberta S. Matlin	71	Director and Vice President
Catherine L. Lynch	57	Director, Chief Financial Officer and Secretary
Michael T. Ezzell II	40	Chief Executive Officer and President
Colin G. Cosgrove	47	Executive Vice President – National Sales Manager
Suzanne L. Bond	56	Senior Vice President and Chief Compliance Officer
*As of January 1, 2016

The following disclosure updates Mr. Ezzell’s biography, which begins on page 135 of the prospectus.

Michael T. Ezzell II has been Chief Executive Officer of Inland Securities since July 2015 and President since August 2016. Prior to joining Inland Securities, Mr. Ezzell served in leadership and executive positions at Cole Capital for over five years. Most recently, he served as executive vice president of American Realty Capital Properties, Inc. (“ARCP”), now known as VEREIT, Inc., and chief executive officer and president of Cole Capital. He was responsible for all aspects of the management of the non-traded REIT sponsor’s distribution and investment management business, including sales, product development, broker dealer relationship management, securities operations and capital markets. Prior to the merger of Cole Real Estate Investments (“Cole”) with ARCP in February 2014, Mr. Ezzell served as senior vice president of product and business development for Cole, securing selling agreements with broker dealers for existing and new product offerings, opening new distribution channels and overseeing due diligence and new product development.

Prior to joining Cole, Mr. Ezzell served as director of investment research at AIG Advisor Group, where he was responsible for managing investment research for a network of broker dealers serving independent financial advisors. In that role, he managed the research and due diligence for all packaged investment products, including mutual funds, variable annuities, alternative investments and third-party money managers. During his career, he also has held positions with J.P. Carey Asset Management. Mr. Ezzell received his bachelor of arts degree with double majors in Economics and Political Science from Stetson University. He also holds FINRA Series 7, 24 and 63 securities licenses.

Shawn Vaughan’s biography is removed from page 136 of the prospectus.

Conflicts of Interest

The following disclosure replaces the corresponding disclosure under the caption “Conflicts of Interest — Conflicts of Interest — We rely on IREIC and other entities affiliated with IREIC to identify real estate assets.,” on page 137 of the prospectus.

We rely on the real estate professionals employed by IREA and other affiliates of IREIC to source potential investments in properties, real estate-related assets and other investments in which we may be interested. Inland maintains an investment committee that reviews each potential investment and determines whether an investment is acceptable for acquisition. In determining whether an investment is suitable, the investment committee considers investment objectives, portfolio and criteria of all Programs. Other factors considered by the investment committee may include cash flow, the effect of the acquisition on portfolio diversification, the estimated income or unrelated business tax effects of the purchase, policies relating to leverage, regulatory restrictions and the capital available for investment. Our Business Manager will not recommend any investments for us unless the investment is approved for consideration in advance by Inland’s investment committee. Once an investment has been approved for consideration by Inland’s investment committee, the Programs are advised and provided an opportunity to elect to acquire the investment.

If more than one of the Programs is interested in acquiring an investment, Inland’s allocation committee determines which Program is ultimately awarded the right to pursue the investment. The allocation committee is responsible for facilitating the investment allocation process and could face conflicts of interest in doing so. From time to time, other Programs may compete with us with respect to certain investments that we may want to acquire. Many investment opportunities that are suitable for us may also be suitable for another Program. For example, IPCC, like us, acquires and owns multi-family properties. As of September 30, 2016, IPCC owned 41 multi-family properties with an aggregate purchase price of approximately $1.6 billion. In the event that an investment opportunity becomes available that is considered suitable for both us and another Program, then the Program that has had the longest period of time elapse since it was allocated and invested in a contested investment is awarded the investment by the allocation committee. We may not, therefore, be able to acquire properties that we otherwise would be interested in acquiring. See “Conflicts of Interest — Investment Approval and Allocation Policies and Procedures” for additional discussion regarding our allocation and acquisition procedures.

Investment Objectives and Policies

The following disclosure replaces the disclosure under the section captioned “Investment Objectives and Policies — The Inland Platform,” which begins on page 143 of the prospectus.

Our Business Manager, an indirect wholly owned subsidiary of IREIC, has the authority, subject to the direction and approval of our board of directors, to make all of our investment decisions. We believe that our Business Manager’s affiliation with Inland, which has more than forty-five years of experience in acquiring and managing real estate assets, will benefit us as we pursue and execute our investment objectives and strategy.

We believe our relationship with Inland provides us with various benefits, including:

•        Sponsor Experience – Inland has more than forty-five years of experience in acquiring and managing real estate assets. Inland has sponsored 707 programs, including 507 private and public limited partnerships, 193 Section 1031 exchange programs and seven non-listed REITs, as of September 30, 2016.

•	Experienced Acquisition Team – IREA and other affiliates of IREIC assist us in identifying potential acquisition opportunities, negotiating contracts related thereto and acquiring real estate assets on our behalf. Since January 2006, the individuals performing services for these entities have closed over 1,800 transactions involving real estate with an aggregate purchase price of approximately $26.6 billion.

•	Experienced Management Team – Inland’s management team has substantial experience in all aspects of acquiring, owning, managing, operating and financing real estate, including multi-family properties. As of September 30, 2016, Inland entities cumulatively owned properties located in 43 states and managed assets with a value of approximately $8.8 billion.
•	Experienced Multi-family Acquirer and Manager – Since 1968, Inland has acquired and managed over 72,000 multi-family units for an aggregate purchase price of approximately $4.2 billion throughout the United States as of September 30, 2016. Currently, Inland owns and operates 52 multi-family properties throughout the United States. Mitchell Sabshon, our president and chief executive officer, has over 17 years of experience acquiring, financing and managing multi-family properties. Mr. Sabshon has been actively involved in financing and acquiring multi-family properties since 1991 at several firms, including Lehman Brothers, Goldman Sachs and GFI Capital.
•	Strong Multi-family Relationships – We believe that Inland’s extensive network of relationships with the real estate brokerage, development and investor communities enable us to successfully execute our strategies. These relationships augment our ability to identify acquisitions in off-market transactions outside of competitive marketing processes, capitalize on opportunities and capture repeat business and transaction activity. In addition, we believe that Inland’s strong multi-family relationships with the residential brokerage communities will aid in attracting and retaining tenants.
•	Centralized Resources – Substantially all of Inland’s skilled personnel, specializing in areas such as real estate management, leasing, marketing, accounting, human resources, cash management, risk management, tax and internal audit, are based at Inland’s corporate headquarters located in a suburb of Chicago.

See “Conflicts of Interest” for a discussion of certain risks and potential disadvantages of our relationship with Inland.

Description of Securities

The following disclosure replaces the disclosure under the section captioned “Description of Securities — Distribution Policy,” which begins on page 157 of the prospectus.

We currently pay cash distributions on Class A Shares and Class T Shares based on daily record dates, payable monthly in arrears. We began paying cash distributions to stockholders of record each day beginning on the close of business November 1, 2015 through the close of business December 31, 2015, in a daily amount equal to $0.003424658 per day per Class A Share and $0.002768493 per day per Class T Share, based upon a 365-day period. Our board of directors subsequently declared cash distributions payable to stockholders of record each day beginning on the close of business January 1, 2016 through the close of business December 31, 2016, in a daily amount equal to $0.003415301 per day per Class A Share and $0.002760929 per day per Class T Share, based upon a 366-day period. Our board of directors has also declared cash distributions payable to stockholders of record each day beginning on the close of business January 1, 2017 through the close of business March 31, 2017, in an amount equal to $0.003424658 per day per Class A Share and $0.002768493 per day per Class T Share, based on a 365-day period. The cash distributions that we currently pay would be equal to a (i) $1.25 per Class A Share, equivalent to a 5.0% annualized rate, based on a purchase price of $25.00 per Class A Share, and (ii) $1.01 per Class T Share, equivalent to a 4.219% annualized rate, based on a purchase price of $23.95 per Class T Share. There is no assurance, however, that we will continue to declare and pay cash distributions in any particular amount or on any particular date, if at all. Our board of directors may change the amount of any distributions that it declares in the future as well as suspend or cease paying cash or other distributions.

We also currently pay stock dividends on Class A Shares and Class T Shares based on monthly record dates. Our board of directors declared a monthly stock dividend of 0.000833333 Class A Shares and 0.000833333 Class T Shares per Class A Share and Class T Share owned, respectively, payable to stockholders of record at the close of business on the last day of each month beginning November 30, 2015 through March 31, 2017. Our board of directors does not presently intend to declare dividends payable in additional shares on any class of our common stock after we pay the currently declared stock dividends on Class A Shares and Class T Shares, and there is no assurance that our board will declare dividends payable in additional shares in the future.

The distributions of Class A Shares and Class T Shares as stock dividends in respect of Class A Shares and Class T Shares, respectively, are non-taxable distributions to the recipient stockholders and disregarded in calculating returns on invested capital for the purpose of determining the special limited partner’s entitlement to the subordinated incentive participation in net sales proceeds, subordinated incentive listing distribution and subordinated incentive distribution upon termination. See the section entitled “Material U.S. Federal Income Tax Consequences — REIT Qualification Tests — Annual Distribution Requirements” for a more detailed discussion of the tax consequences.

Until we generate sufficient cash flow from operations as determined in accordance with GAAP, we may continue to pay distributions during a given period using sources other than cash flows from operations. For example, in addition to paying distributions from retained earnings (to the extent we have retained earnings) or using our common stock, some or all of our distributions may be funded from borrowings, from cash flow from investing activities, including the net proceeds from the sale of our assets, or from the net proceeds of this offering. We have not limited the amount of monies from any of these sources that may be used to fund distributions.

If our cash flow from operations is not sufficient to pay distributions for any particular period, we also may fund distributions from, among other things, cash that we receive in the form of advances or contributions from our Business Manager or IREIC or from the cash retained by us in the case that our Business Manager defers, accrues or waives all, or a portion, of its business management fee or its right to be reimbursed for certain expenses. A deferral, accrual or waiver of any fee owed to our Business Manager will have the effect of increasing cash flow from operations for the relevant period because we do not have to use cash to pay any fee or reimbursement which was deferred, accrued or waived during the relevant period. Any fee or reimbursement that was deferred or accrued, or any amounts advanced, that we later pay or reimburse, will have the effect of reducing cash flow from operations for the applicable period in which we pay or reimburse these amounts. We will not, however, be required to pay interest on any fee or reimbursement that was previously deferred or accrued. Neither our Business Manager nor IREIC has any obligation to provide us with advances or contributions, and our Business Manager is not obligated to defer, accrue or waive any portion of its business management fee or reimbursements. Further, there is no assurance that these other sources will be available to fund distributions. See “Risk Factors — Risks Related to Our Business.”

Distributions are paid on all classes of our common stock at the same time; however, the cash distribution and the stock dividend may not be paid on the same day. The class-specific distribution and stockholder servicing fee may reduce the per share amount of cash distributions payable with respect to Class T Shares, reduce the estimated value per Class T Share or reduce a combination of the foregoing. If the class-specific distribution and stockholder servicing fees paid by the Company exceed the amount by which the cash distributions are reduced for holders of Class T Shares in comparison to the cash distributions paid on Class A Shares in a particular month, the estimated value per Class T Share will be reduced by the Excess Fee for the applicable month divided by the number of Class T Shares outstanding at the end of the applicable month, reducing both the estimated value of the Class T Shares used for conversion purposes and the Conversion Rate described herein.

We will not pay distributions in kind, except for distributions of readily marketable securities; distributions of beneficial interests in a liquidating trust established for our dissolution and the liquidation of our assets in accordance with the terms of our charter; or distributions of in-kind property which meet all of the following conditions: our board advises each stockholder of the risks associated with direct ownership of the in-kind property; our board offers each stockholder the election of receiving in-kind property distributions; and we distribute in-kind property only to those stockholders who accept our offer.

Proposed Changes to the Prospectus

Reclassification of Shares; Class T-3 Common Stock

On December 9, 2016, our board of directors approved the reclassification of 40,000,000 of authorized but unissued Class T Shares as shares of a new class of common stock, Class T-3 common stock (“Class T-3 Shares”), having substantially the preferences, rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications, or terms or conditions of redemption described in the form of Articles Supplementary. Our board also approved the reallocation of shares being offered in our public offering and the commencement of offering Class T-3 Shares, subject to filing of the Articles Supplementary with, and acceptance for record of the Articles Supplementary by, the State Department of Assessments and Taxation of Maryland. Concurrently with filing this Supplement No. 14, we also filed a Post-Effective Amendment No. 9 (the “Post-Effective Amendment”) to our Registration Statement on Form S-11, which contains details about our intent to offer Class T-3 Shares. The Post-Effective Amendment will not be effective until the date on which it is declared effective by the Securities and Exchange Commission (the “SEC”).

Once the Post-Effective Amendment is declared effective by the SEC, and subject to any changes that may be made to the Post-Effective Amendment, we will offer $1.0 billion in shares, in any combination of the currently offered Class A Shares ($25.00 per share) and Class T Shares ($23.95 per share) and the newly offered Class T-3 Shares ($24.14 per share), on a “reasonable best efforts” basis, and also offer up to $190.0 million in shares to be sold at a purchase price of $23.75 per Class A Share, $22.81 per Class T Share and $22.81 per Class T-3 Share to stockholders who elect to participate in our distribution reinvestment plan. In connection with the Class T-3 Shares sold in the primary offering, we intend to pay our dealer manager selling commissions equal to 3.0% of the sale price per Class T-3 Share sold, or approximately $0.72 per Class T-3 Share, and a dealer manager fee of 2.5% of the sale price per Class T-3 Share sold, or approximately $0.60 per Class T-3 Share. We also intend to pay the dealer manager a distribution and stockholder servicing fee, subject to certain limits, in an annual amount equal to 1.0% of the purchase price per Class T-3 Share (or, once reported, the per share estimated value of Class T-3 Shares), payable on a monthly basis in arrears. This fee will cease when the amount of the underwriting compensation paid in the primary offering on the Class T-3 Shares plus the distribution and stockholder servicing fee paid with respect to the Class T-3 Shares equals 8.5% (or a lower limit, provided that, in the case of a lower limit, the agreement between our dealer manager and the broker-dealer in effect at the time Class T-3 Shares were first issued to such account sets forth the lower limit and our dealer manager advises our transfer agent of the lower limit in writing) of the gross offering price.

Volume Discount

We also intend to allow our dealer manager to, at its sole discretion, enter into an agreement with a participating broker-dealer permitting the participating broker-dealer to aggregate subscriptions of individuals and related accounts, or subscriptions received through an aggregating registered representative or investment adviser, as part of a combined order for the purpose of offering investors reduced aggregate selling commissions. Volume discounts enable qualifying purchasers to acquire more shares for their aggregate subscription amount, resulting in a lower effective per share purchase price for such purchasers. However, the amount of net proceeds available to us from the sale of our shares subject to a volume discount will be the same as other sales of shares of our common stock. Qualifying purchasers or aggregating registered representatives or investment advisers must notify our dealer manager of their eligibility for volume discounts or their intention of reaching the required eligibility over time prior to purchase. For aggregated subscriptions, any reduction in the selling commissions would be prorated among the separate subscribers.

Appendix A

The following disclosure replaces the corresponding disclosure in the table captioned “Table IV – Results of Completed Programs” on page A-6 of Appendix A to the prospectus.

TABLE IV

RESULTS OF COMPLETED PROGRAMS

(000’s omitted)

This Table sets forth summary information on the results of public IREIC-sponsored prior real estate programs that have been completed since January 1, 2000 and that have similar or identical investment objectives to us. For purposes of this Table and the related narrative information, we consider a program to be completed at the earlier of the time when affiliates of IREIC are no longer serving as the business manager, the program lists its shares of common stock for trading on a national exchange, sells all or substantially all of its assets or merges with a third party and is not the surviving entity in that merger. All figures are through the last full quarter prior to completion of the program unless otherwise noted.

Program Name	Inland Real Estate Corporation(A)	Inland Retail Real Estate Trust, Inc. (B)	Retail Properties of America, Inc. (C)	InvenTrust Properties Corp. (D)	Inland Diversified Real Estate Trust, Inc. (E)
Date program completed	07/00	12/04	11/07	03/14	07/14
Duration of program (months)	69	70	50	103	58
Dollar amount raised (F)	$532,196	$2,131,268	$4,219,693	$7,872,412	$1,099,311
Annualized Return on Investment (G)	13.16%	10.41%	9.79%	3.12%	10.98%
Median Annual Leverage	31.95%	49.75%	48.74%	42.37%	47.95%
Aggregate compensation paid or reimbursed to the sponsor or its affiliates	$78,410	$286,281	$636,317	$1,373,955	$165,722

(A)

On July 1, 2000, IRC internalized the functions performed by the business manager and property manager.

Assuming an investment on the first day of IRC’s initial public offering, the annualized return on investment was 13.16% on the date of the program’s completion, based upon the stock’s internalization value of $11.00. Internalization value, as used in these notes, means the value of the shares of the program as determined in connection with the self-management transaction which was a transaction among the program, its advisor and property management and not a liquidity event available to all stockholders.

On June 9, 2004, IRC listed its shares on the New York Stock Exchange (“NYSE”). Assuming an investment on the first day of IRC’s initial public offering, the annualized return on investment on the date the stock was listed on the NYSE was 13.51%, based upon the stock’s closing price of $11.95. The annualized return on investment through liquidity is calculated in these notes as (a) (i) the total amounts distributed to an investor who invested on the first day of the program’s primary offering, plus (ii) the value of the stock at the date of liquidity, minus (b) the offering price paid by such investor, divided by (c) the offering price paid by such investor, divided by (d) the number of years from the first day of the program’s primary offering to the date of liquidity. The calculation excludes any underwriting fees and commissions disclosed to investors. The approximate total distributions paid by IRC through June 9, 2004 ($365 million), plus the aggregate value of all IRC shares outstanding as of June 9, 2004, based upon the stock’s closing price of $11.95, was equal to $1.0 billion.

(B)

On December 29, 2004, IRRETI internalized the functions performed by the business manager and property managers. Assuming an investment on the first day of IRRETI’s initial public offering, the annualized return on investment was 10.41% on the date of the program’s completion, based upon the stock’s internalization value of $10.00.

On February 27, 2007, IRRETI and DDR merged and IRRETI stockholders received, for each share of common stock held, $12.50 in cash and $1.50 in common shares of DDR, which equated to a 0.021569 common share of DDR. Assuming an investment on the first day of IRRETI’s initial public offering, the annualized return on investment on the date the merger with DDR closed was 15.34%. The approximate total distributions paid by IRRETI through February 27, 2007 ($872 million), plus the aggregate consideration received by all IRRETI stockholders as of February 27, 2007, was equal to $4.5 billion.

(C)

On November 15, 2007, RPAI became a self-administered REIT by acquiring, through merger, Inland Western Retail Real Estate Advisory Services, Inc., its business manager and advisor, and Inland Southwest Management Corp., Inland Northwest Management Corp., and Inland Western Management Corp., its property managers. Assuming an investment on the first day of RPAI’s initial public offering, the annualized return on investment was 9.79% on the date of the program’s completion, based upon the stock’s internalization value of $10.50.

On April 5, 2012, RPAI listed a portion of its outstanding shares of Class A common stock on the NYSE. The remaining outstanding shares of Class A common stock were listed on October 5, 2012, April 5, 2013 and October 7, 2013. Assuming an investment on the first day of RPAI’s initial public offering, the annualized return on investment on the date the stock was fully listed on the NYSE was 1.03%, based upon the stock’s closing price of $13.75 (which, without giving effect to the reverse stock split or stock dividend, is equivalent to $5.50 per share). The approximate total distributions paid by RPAI through October 7, 2013 ($1.7 billion), plus the aggregate value of all RPAI shares outstanding as of October 7, 2013, based upon the stock’s closing price of $13.75 (which, without giving effect to the reverse stock split or stock dividend, is equivalent to $5.50 per share), was equal to $5.0 billion.

(D)

On March 12, 2014, InvenTrust agreed with its business manager to terminate its business management agreement, hired all of its business manager’s employees, and acquired the assets necessary to conduct the functions previously performed by its business manager. Assuming an investment on the first day of InvenTrust’s initial public offering, the annualized return on investment was 3.12% on the date of the program’s completion, based upon the stock’s estimated value of $6.94.

InvenTrust stock has not been listed on any national trading exchange, and the company has not had a full liquidity event, as of the date of this prospectus. As a result, the annualized return on investment as of the date of a liquidity event is not determinable at this time. On February 3, 2015, InvenTrust distributed 95% of the outstanding shares of common stock of Xenia Hotels and Resorts, Inc. (“Xenia”), previously a wholly-owned subsidiary of InvenTrust, formerly known as Inland American Lodging Group, Inc., by way of a taxable pro rata special distribution to InvenTrust stockholders of record on January 20, 2015, the record date of the distribution. As a result of the special distribution, each InvenTrust stockholder received one share of Xenia common stock for every eight shares of InvenTrust common stock held by such stockholder. On February 4, 2015, Xenia completed its spin-off into a new, publicly-traded lodging REIT. As a result of the spin-off, Xenia became a self-managed REIT and listed its shares of common stock on the NYSE under the symbol “XHR.” On December 23, 2016, the closing price of Xenia’s common stock on the NYSE was $19.38 per share or $2.42 for each share of InvenTrust common stock owned by the stockholder.

On April 28, 2016, InvenTrust completed the spin-off of Highlands REIT, Inc. (“Highlands”), previously a wholly-owned subsidiary of InvenTrust, and distributed 100% of the outstanding shares of common stock of Highlands by way of a taxable pro rata distribution to InvenTrust stockholders of record on April 25, 2016, the record date of the distribution. As a result of the distribution, each InvenTrust stockholder received one share of Highlands common stock for every share of InvenTrust common stock held by such stockholder. As a result of the spin-off, Highlands became a self-managed REIT. On April 28, 2016, Highlands announced that its board of directors determined an estimated share value of $0.36 per share as of April 28, 2016.

InvenTrust’s approximate total cash distributions through September 30, 2016, plus distributions of Xenia common stock and Highlands common stock pursuant to the spin-offs described above, was equal to $5.4 billion (the “InvenTrust Approximate Total Distributions”). The InvenTrust Approximate Total Distributions, plus the aggregate value of all InvenTrust shares outstanding as of June 30, 2016, based upon the estimated value of $3.14 per InvenTrust share as of May 1, 2016, was equal to $8.1 billion.

(E)	On July 1, 2014, Inland Diversified merged with and into a subsidiary of Kite. As a result of the merger, each share of Inland Diversified’s common stock was converted into the right to receive 1.707 newly issued shares of Kite common stock. Based on a closing price of $6.40 per share of Kite’s common stock on July 2, 2014, the Inland Diversified shares of common stock were valued at approximately $10.92 per share. The approximate total distributions paid by Inland Diversified through July 1, 2014 ($193 million), plus the aggregate value of the Kite shares received by all Inland Diversified stockholders as of July 2, 2014, based upon a closing price of $6.40 per share of Kite’s common stock, was equal to $1.5 billion.

(F)	The dollar amount raised excludes cash proceeds from the sale of shares pursuant to the program’s distribution reinvestment plan.

(G)

Calculated as (a) (i) the total amounts distributed to an investor who invested on the first day of the program’s primary offering plus (ii) the value of the stock at the date of the program’s completion, minus (b) the offering price paid by such investor, divided by (c) the offering price paid by such investor, divided by (d) the number of years from the first day of the program’s primary offerings to the date of the program’s completion. The calculation excludes any underwriting fees and commissions disclosed to investors.